SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Notice to Shareholders

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”; B3: ELET5, ELET6) hereby informs its shareholders that, in compliance with what was deliberated on the 57th Annual General Meeting (“AGO”) held on April 28, 2017, the Company will start, as of December 19, 2017, the payment of Interest on Equity (“JCP”), related to the year ended on December 31, 2016, to natural and legal persons registered as owners or beneficial owner of preferred shares classes "A" and "B" (“PNA” and “PNB”, respectively), on the base date of April 28, 2017.

In accordance with current legislation and with Eletrobras’ Bylaws, the values below are updated by the Selic rate, disclosed by Brazilian Central Bank:

JCP Payment Conditions and Instructions:

Regarding JCP amounts to be payed, it will be imposed the income tax, withheld at source, at the rate of 15% (fifteen percent) on the principal value pursuant to Law 9,249/95 and 20% (twenty percent) on that portion of the payment that is adjusted by the Selic rate, in accordance with current legislation, especially Law 11,033/04.

The withholding of income tax described above will not be applied to those who have their status as not subject or exempt from withholding tax that have proved this status through the “Termo de Declaração e Compromisso”, as published in our Notice to Shareholders dated May 2, 2017.

The JCP payment will be made through Banco Bradesco S.A., the depository bank for Eletrobras shares, by credit to the bank accounts of natural and legal persons registered as owners or beneficial owner of preferred shares of classes "A" and "B", in the base date of April 28, 2017.

Notice to Shareholders

The natural and legal persons registered as owners or beneficial owner of preferred shares of classes "A" and "B", in the base date of April 28, 2017, whose registration does not contain information on their Bank/Branch /Account, JCP will only be credited as of the third day from the date of the updated bank registration in the electronic files of Banco Bradesco S.A., through its branches.

For shareholders who are users of custody trust arrangements, JCP will be credited in accordance with procedures adopted by the stock exchange.

Shareholders of bearer shares must go to any branch of Banco Bradesco S.A. with their CPF (local Social Security document), ID card with picture, residence permit and the bearer shares in order to convert these shares into book form for subsequent payment. At that time, these holders may pass on their bank account information.

Regarding the shareholders of our American Depositary Receipts (ADRs) traded on the New York Stock Exchange - NYSE, payment will be made through Citibank S.A., the depositary bank for the Eletrobras ADR programs. JCP payment date to ADR shareholders and any other additional information may be obtained through the following website www.citi.com/adr.

Places of Service:

Further information may be obtained through the Bradesco Shareholder Service Center by calling (+55) 0800-701-1616 or at any Banco Bradesco S.A. branch.

Other Information:

Any JCP not claimed within 3 (three) years of the initial date of payment (December 19, 2017), will be reverted back to the company in accordance with Item II (a) of Article 287 of Law 6,404/76.

We remind our shareholders that it is important to update your registration data, since the payment of shareholders’ remuneration may only be made to shareholders whose data is updated or who have an account at any bank registered with Banco Bradesco S.A., institution which administers the system of Eletrobras’ book-entry shares. To update your registration please go to any branch of Banco Bradesco S.A. with your personal documents.

Rio de Janeiro, December 13, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.